Exhibit 99.2

GPC Biotech AG

Fraunhoferstr. 20

85212 Martinsried/Planegg

Deutschland

ISIN: DE 0005851505 // WKN: 585 150

- Publication according to Sec. 26 para. 1 WpHG -

In a letter dated September 10, 2007, Lehman Brothers International (Europe), London, United Kingdom, informed us that as at the close of business on 4th September 2007, it held 227,500 ordinary shares of GPC Biotech AG (WKN 585 150, ISIN DE0005851505). This represents a crossing below the 3% threshold which equates to 0.62% of the outstanding share capital of GPC Biotech AG.

Martinsried/Planegg, September 12, 2007

GPC Biotech AG

The Management Board

Contact:

GPC Biotech AG

Martin Brändle

Director, Investor Relations & Corporate Communications

Phone: +49 (0)89 8565-2693

ir@gpc-biotech.com